SYMETRA FINANCIAL CORPORATION
777 108th Avenue NE, Suite 1200
Bellevue, WA 98004
October 10, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Withdrawal of Registration Statement on Form S-1 (Registration No. 333-144162), filed on June 29, 2007, as amended

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Symetra Financial Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 that was initially filed by the Registrant on June 29, 2007 (Registration No. 333-144162), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date first set forth above.

The Registration Statement is being withdrawn due to market conditions unfavorable for the Registrant to conduct its initial public offering.  The Registration Statement has not been declared effective and no securities have been or will be sold pursuant to the Registration Statement.  The Registrant believes the withdrawal to be consistent with the public interest and protection of investors.

The Registrant requests, in accordance with Rule 457(p) of the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account and used to offset the filing fee for any future registration statement.

Please provide a copy of the order granting the withdrawal of the Registration Statement to the undersigned by facsimile at (425) 256-8780 with a copy to William J. Whelan III, Esq. at Cravath, Swaine & Moore LLP, outside counsel to the Registrant, by facsimile at (212) 474-3700.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (425) 256-8021 or Mr. Whelan at (212) 474-1644.

SYMETRA FINANCIAL CORPORATION,

By:	/s/ George C. Pagos
Name	George C. Pagos
Title:	Senior Vice President, General Counsel and Secretary